SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2003

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from              to             .

Commission file number: 21859.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Factory Card Outlet of America, Ltd.

Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Factory Card & Party Outlet Corp.

2727 Diehl Road

Naperville, Illinois 60563

Required Information

Item 4

In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 2003 and December 31, 2002

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of

Factory Card Outlet of America, Ltd. Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Factory Card Outlet of America, Ltd. Incentive Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois

June 7, 2004

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments - at fair value (Note 3)	$6,215,801	$5,036,787
Receivables:
Employer contributions	9,154	8,126
Employee contributions	33,086	29,363

	42,240	37,489

Total assets	6,258,041	5,074,276
LIABILITIES:
Excess contributions payable	71,540	58,182

NET ASSETS AVAILABLE FOR BENEFITS	$6,186,501	$5,016,094

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Contributions:
Employer contributions	$189,574
Participant contributions	690,910
Rollover contributions	1,218

Total contributions	881,702

Investment income:
Net appreciation in fair value of investments	749,946
Dividends and distributions from Mutual Funds	66,433
Interest income	76,392

Net investment income	892,771

DEDUCTIONS:
Benefits paid to participants	(503,546)
Refund of excess participant contributions	(71,540)
Hardship withdrawals	(28,980)

Total deductions	(604,066)

INCREASE IN NET ASSETS	1,170,407

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,016,094

End of year	$6,186,501

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Factory Card Outlet of America, Ltd. Incentive Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees, except those governed by a collective bargaining agreement, of Factory Card Outlet of America, Ltd. (the ”Company”) who have completed 1,000 hours of service within the first six months of employment and are twenty-one years of age. If the employee has not completed 1,000 hours of service within the first six months of employment, then the employee will have satisfied the service requirement once credited with a Year of Service. The Company controls and manages the operation and administration of the Plan. Franklin Templeton serves as the trustee and investment manager of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may elect to contribute from one (1%) to thirteen percent (13%) of their pre-tax annual compensation, as defined in the Plan. The Company may make matching contributions equal to a discretionary percentage, determined by the Company, of participants’ salary reductions. Generally, only those participants who have made salary reduction contributions in the current year and have completed 1,000 hours of service will receive a matching contribution. In 2003, the Company discretionary match was at the rate of 33% of the first six percent (6%) of a participant’s salary reduction contribution. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds as investment options for participants. Participants were able to direct contributions into Factory Card Outlet Corp. (“Predecessor Company”) common stock until 1999 when trading in the stock was suspended due to the Company filing for bankruptcy. New Factory Card & Party Outlet Corp. (“Successor Company”) common stock was issued on May 17, 2002, but participants are not given the option of directing the investment of their contributions into the new common stock.

Vesting—Participants are vested immediately in their contributions, employer discretionary match and actual earnings thereon.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the time of issuance plus 1% as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures—The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, the forfeitures are allocated among the remaining participants in the Plan in the ratio of each participant’s compensation during the year to the total plan compensation during the year.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan primarily utilizes various mutual funds as investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices. The shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan’s investment in the Stable Value Fund, a common collective trust fund, is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value.) The fund invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fund’s crediting interest rates at December 31, 2003 and 2002 were 3.03% and 4.89%, respectively, and the effective interest rate for the year ended December 31, 2003 was 4.03%.

Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Company as provided in the Plan Documents.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $1,129 and $11,413 at December 31, 2003 and 2002, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
Franklin Templeton investment funds:
Stable Value Fund, 1,840,099 and 1,598,038 shares, respectively	$1,840,099	$1,598,038
U.S. Government Securities Fund, 105,307 and 98,830 shares, respectively	710,822	691,811
Mutual Qualified Fund, 43,805 and 40,598 shares, respectively	779,721	564,717
Balance Sheet Investment Fund, 12,280 and 12,248 shares, respectively	584,162	454,275
Growth and Income Fund, 113,648 and 116,032 shares, respectively	1,178,533	931,741

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Factory Card Outlet Unitized Stock Fund	$24,909
Franklin Templeton investment funds:
U.S. Government Securities Fund	(26,254)
Mutual Qualified Fund	168,011
Growth and Income Fund	280,958
Balance Sheet Investment Fund	131,715
Foreign Fund	42,934
Conservative Target Fund	19,856
Moderate Target Fund	43,068
Growth Target Fund	62,940
Fidelity Advisor Mid Cap	1,418
Growth Fund of America	391

Net appreciation in fair value of investments	$749,946

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton. Franklin Templeton is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 25,160 units of the Factory Card & Party Outlet Corp. Unitized Stock Fund with a cost basis of $134,543 and a fair value of $34,973 and $10,064, respectively. These transactions qualify as party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 1994, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTARY SCHEDULE

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

STATEMENT OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Factory Card & Party Outlet Corp. Unitized
Stock Fund	Company Stock	$34,973
* Franklin Templeton Investment Funds:
Stable Value Fund	Common Collective Trust Fund	1,840,099
Balance Sheet Investment Fund	Mutual Fund	584,162
Conservative Target Fund	Mutual Fund	165,431
Foreign Fund	Mutual Fund	203,594
Growth and Income Fund	Mutual Fund	1,178,533
Growth Target Fund	Mutual Fund	299,638
Moderate Target Fund	Mutual Fund	259,472
Mutual Qualified Fund	Mutual Fund	779,721
U.S. Government Securities Fund	Mutual Fund	710,822
Fidelity Advisor Mid Cap	Mutual Fund	14,847
Growth Fund of America	Mutual Fund	4,253
* Various Participants	Participant loans (maturing 2003 to 2007 at interest rates of 5.75% to 10.5%)	140,256

Total		$6,215,801

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date: June 28, 2004

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

By:	/s/ James D. Constantine
James D. Constantine
Executive Vice President and Chief Financial and Administrative Officer

By:	/s/ John Kromer
John Kromer
Vice President of Human Resources